Exhibit 99.(i)11

                                               Filed Session of October 23, 2002
                                               Approved as Recommended
                                               and so Ordered
                                               by the Commission

                                               ----------------------
                                               JANET HAND DEIXLER
                                                        Secretary
                                           Issued and Effective October 25, 2002

                                STATE OF NEW YORK
                          DEPARTMENT OF PUBLIC SERVICE


                                                                 October 3, 2002


TO:       THE COMMISSION

FROM:     OFFICE OF ACCOUNTING & FINANCE

SUBJECT: CASE 01-G-1821 - Petition of Central Hudson Gas & Electric Corporation for Approval to defer Environmental Site Investigation and Remediation Costs, filed in C 9218 (SAPA No. 01-G-1821SA1)

SUMMARY OF
RECOMMENDATION:    The Commission should authorize Central Hudson Gas & Electric
                   Corporation (the company) to establish a deferred accounting plan for 2002 and future years site identification and remediation costs relating to the company's remaining seven former manufactured gas plants. The company's deferred accounting plan should be subject to the conditions discussed in this memorandum.

Summary

      In a petition filed on November 16, 2001, Central Hudson Gas & Electric Corporation (Central Hudson or the company) requests Commission approval to defer costs for calendar year 2002 and future years relating to its former manufactured gas plants (MGPs). The company's seven (7) former MGPs were recently relisted on the NYS Department of Environmental Conservation's (DEC) Inactive Hazardous Waste Sites Register, which could lead to significant environmental cleanup costs. In calendar year 2002, Central Hudson has already incurred $505,227 of actual SIR costs and also recorded a $2.5 million contingent liability for its estimated remediation costs at one of its MGPs. The remaining six MGPs are.


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CASE 01-G-1821

currently under investigation by the DEC, but no cost estimates are available. Absent deferred accounting treatment, these costs could have an adverse impact on the company's earnings.

      Staff from the Office of Accounting & Finance has reviewed Central Hudson's petition and supporting documentation. Considering the multi-year nature of environmental cleanups, staff recommends that the Commission approve an accounting plan by which the company's 2002 and future site identification and remediation (SIR) costs may qualify for deferred accounting treatment. Under the accounting plan, Central Hudson will submit to the Commission, on an annual basis, an environmental report (see Ordering Clause No. 4), which will include a materiality calculation, a calculation of the amount of incremental SIR costs and ratemaking earnings calculation. After an examination of the report, the Director of Accounting & Finance will then submit a letter to the company on the amount of authorized deferred SIR costs. For ratemaking purposes, any deferred SIR costs authorized by the Director of Accounting & Finance will be considered for recovery from the company's customer benefit fund (1) in the collaboration on the fund scheduled to commence November 1, 2003, (2) or recovery may be arranged for in a rate case.

      Staff from the Office of Gas & Water and Leonard Van Ryn from the Office of General Counsel has reviewed this memorandum and concurs with our recommendations.

Background

      Central Hudson and its predecessor companies operated eight (8) MGPs from the 1850s until the 1950s. Coal tars and other byproducts were typically generated during the coal gas manufacturing process. Studies performed by the company and the DEC from 1986 to 1990 indicated little risk of human exposure to coal tar remaining on the Central Hudson sites. DEC subsequently removed the sites from its Inactive Hazardous Waste Sites Register.

      In 1994, the City of Newburgh (City) notified Central Hudson that it had encountered a tar-like substance at its wastewater treatment plant that the City alleged had migrated from the company's former MGP. Subsequently, the company and City settled

(1) Central Hudson's customer benefit fund has a balance of $186.7 million as of June 30, 2002 which includes the net proceeds from the sale of the company's fossil generation.

(2) Case 00-E-1273, supra, Order Authorizing Benefit Fund Disbursements (issued October 3, 2002).


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CASE 01-G-1821

litigation related to the MGP and remediation alternatives are currently under investigation with DEC pursuant to a Consent Order. The $16 million of SIR costs (including contingencies) related to the Newburgh site were deferred pursuant to the Commission's Order in Case 95-M-0874 and were subsequently offset against deferred credits in the company's recent multi-year rate agreement.(3)

      In February 1999, the DEC informed Central Hudson that it intended to conduct additional site assessments at three of the company's remaining seven
(7) former MGPs. Central Hudson subsequently performed supplemental site assessments under agreements negotiated with the DEC. Based on the results of the additional assessments, the company expects to begin remediation efforts and incur significant costs at one or more of the MGPs in 2002. Preliminary estimates by the company are that the total cleanup costs for year 2002 would be in excess of $3 million.

Company's Filing

      Central Hudson requests that the Commission grant authorization to employ deferred accounting treatment for the 2002 and future years incremental costs (excluding company labor) related to environmental SIR actions at its former MGPs. The company believes that deferred accounting should be permitted because the costs in question are a legitimate cost of service that were not reasonably known at the time of the company's last rate case, and without deferred accounting these costs will distort the company's earnings. The company also requests deferral of legal costs, which may be incurred, related to any of the MGPs. Central Hudson believes that defending its position on clean up costs is a prudent action for both the company and ratepayers and could likely result in mitigation of remediation costs. Additionally, permission is requested to defer consultant fees and costs related to negotiation of insurance settlements. Any insurance settlements would be credited against the deferred costs. Central Hudson requests that the Commission grant deferral of the above costs, plus carrying charges, until such time as recovery is provided for in a rate proceeding. It requests that a determination

(3) Cases 00-E-1273 and 00-G-1274, Proceeding on Motion of the Commission as to the Rates, Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Electric and Gas Service, Order Establishing Rates (issued October 25, 2001).


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CASE 01-G-1821

be made as soon as possible to provide the authorization needed to record these costs as a regulatory asset on the company's books and records.

Discussion

      The Commission has traditionally applied a three-step process in examining deferred accounting requests. To qualify for deferred accounting treatment, an item must be incremental to current rates; the amount must be material to the utility's earnings; and the utility cannot be over earning. In addition, deferral petitions are normally addressed after the close of the year in which the costs are actually incurred. This allows staff an opportunity to examine the costs and review the utility's overall earnings position.

      However, considering the environmental nature of these costs and the fact that the costs will be incurred over several years, staff recommends that a deferred accounting plan be approved for Central Hudson's remaining SIR costs. Staff is not recommending the deferral of any specific amount of SIR costs at this time, but rather establishing an accounting plan by which the company's 2002 and future years SIR costs may qualify for deferred accounting treatment. The advantage of the accounting plan is that it streamlines regulation by eliminating the need for the company to file annual petitions. The company's deferred accounting plan, however, should be subject to all the conditions discussed below.

      Central Hudson's SIR costs have traditionally been treated as a gas operations expenditure. However, in Cases 00-E-1273 and 00-G-1274, the company proposed to allocate the deferred SIR costs associated with the Newburgh MGP between electric and gas using the company's common allocation factor. In addition, the company requested permission to offset the deferred Newburgh costs against the customer benefit fund, which was funded predominantly from electric operations. Staff did not object to either proposal and the Commission accepted the company's positions in its Order. As a result, staff believes it is appropriate to treat the company's current and future SIR costs as a corporate wide expenditure. By doing so, total company figures will be used to test for materiality, the incremental nature of the costs, and over earnings.

      The SIR costs that Central Hudson will incur to investigate and remediate the remaining MGPs are unanticipated and nonrecurring in nature. The company claims that there is no provision for these costs in current rates, and therefore they are incremental in nature. Central Hudson is also requesting permission to defer legal fees and costs related to insurance


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CASE 01-G-1821

negotiations. Staff cannot determine at this time if all related SIR costs are truly incremental since the company's current rates were based on a specific level of environmental, legal and outside services costs. To facilitate the deferral process, the company should be required to submit an annual calculation of its incremental SIR costs by taking into account rate allowances for like-kind expenses such as environmental, legal and outside consultant fees. This calculation should be included in the company's annual compliance filing.

      The Commission's current policy on materiality is that an item must exceed 5% of the company's net income to qualify for deferred accounting treatment. Considering the environmental nature of the costs, staff recommends that a lower threshold (3%) be used in this case. A 3% materiality threshold would protect the company from otherwise expensing annual SIR costs in the range of $2 million to $2.5 million. However, the 3% materiality test must be met each year by the company and will be calculated on actual cash expenditures only. Recorded accruals and contingencies will be excluded from this calculation. The company's annual filing should include this materiality calculation.

      The third test in examining deferred accounting requests relates to a utility's earnings position. The Commission has traditionally denied deferred accounting requests if the utility has sufficient earnings to absorb the costs. Staff recommends the continuation of this practice for Central Hudson's SIR costs. Specifically, the company should be permitted to defer SIR costs up to its authorized return on equity (ROE) of 10.3%. Earnings above 10.3% should be used to offset the company's SIR costs. The company's annual filing should also include an earnings calculation (actual versus authorized).

      As stated earlier in this memorandum, Central Hudson is also requesting permission to defer costs related to insurance negotiations. According to its petition, the company expects to begin negotiations with its insurance companies in 2002. Staff recommends that the Commission stipulates that any recovery by the company from insurance companies and/or other responsible third-parties are deferred pending an offset to the deferred SIR costs.

      The company also requests permission to accrue a carrying charge on the deferred costs. Considering the multi-year nature of environmental cleanups, staff concurs with the company. Specifically, Central Hudson should be allowed to accrue interest at a rate equal to the


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CASE 01-G-1821

unadjusted customer deposit rate (4) only on the portion of deferred SIR costs that represent actual cash expenditures. The interest accrual shall cease once the deferred costs are offset against the company's customer benefit fund. Recorded accruals and/or contingencies will not be included in the interest calculation. The unadjusted customer deposit rate for 2002 is 6.45% and is reset by the Commission on an annual basis.

      Once the Director of Accounting & Finance has authorized the deferral of any SIR costs, the company should be permitted to seek the offset of the deferred costs against its customer benefit fund in the benefit fund collaborative scheduled to commence November 1, 2003. The advantage to this approach is that it eliminates the buildup of regulatory assets, minimizes interest accruals and provides certainty on the recovery of the deferred costs if Central Hudson delays the filing of a rate case beyond November 1, 2003. If it files prior to that date, recovery could be arranged for in the rate case process.

      Although the deferred accounting plan endorsed by staff is based on actual SIR costs only, staff is not suggesting that the company cannot defer costs associated with contingent liabilities. The company may defer these costs, but at their own risk. Staff cannot assure recovery of any contingencies until actual costs have been expended and staff has had an opportunity to examine the full financial impact including a test for materiality, a determination on whether the costs are incremental, and a review of the company's earnings position.

Recommendation

      It is recommended that the Commission adopt the following authorizations and directives:

      1. Central Hudson Gas & Electric Corporation is authorized to defer in Account 186, Miscellaneous Deferred Debits, the 2002 and future years incremental site investigation and remediation costs (excluding company labor), related to the company's remaining seven manufactured gas sites. To qualify for deferred accounting treatment, the costs must meet all the criteria and safeguards discussed in this memorandum.

(4) This is consistent with the Commission's treatment of Central Hudson's deferred Newburgh SIR costs, Case 95-M-0874, Untitled Order (Issued June 3, 1997) and Con Edison's deferred SIR costs, Case 96-G-0548, Opinion and Order Approving Settlement Agreement with Changes (Issued February 19,
      1997).


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CASE 01-G-1821

      2. Central Hudson Gas & Electric Corporation is authorized to defer in Account 186, Miscellaneous Deferred Debits, a carrying charge on the deferred SIR costs in Clause 1 above, beginning January 1, 2002, at a rate equal to the unadjusted customer deposit rate as determined by the Commission.

      3. Central Hudson Gas & Electric Corporation is directed to credit Account 186, Miscellaneous Deferred Debits, with any recovery of SIR costs, as described in Clause 1 above, from other potential responsible parties, insurance carriers, or other sources.

      4. Central Hudson Gas & Electric Corporation is directed to submit an annual report detailing the status of environmental measures at all manufactured gas sites where the company may be required to perform remediation. The report shall include all relevant information on the status of these sites, and shall include, but not be limited to, a site-by-site description of the work completed at each site, including relevant dates, corresponding costs, recovery of reimbursement of costs, and whether the work was undertaken in response to on-site or off-site contamination, the work still to be performed, copies of applicable orders from Environmental Protection Agency, the Department of Environmental Conservation or other governmental bodies, and cost estimates for future work, broken down by the type and source of costs. The report shall also include a calculation of the amount of incremental SIR costs on an annual basis, a 3% materiality threshold calculation performed annually and an annual calculation comparing Central Hudson Gas & Electric Corporation's actual versus allowed ratemaking return on equity including the amount of excess earnings. The report will be filed with the Secretary of the Public Service Commission on an annual basis, with the first report to be filed no later than February 28, 2003.

      5.    The proceeding be continued.


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CASE 01-G-1821


                                             Respectively submitted,


                                             RICHARD M. DAVI
                                             Public Utilities Auditor II
                                             Office of Accounting and Finance

Reviewed by:


JOSEPH G. LOCHNER
Supervisor
Office of Accounting and Finance

Approved by:                                 Approved by:


FREDERICK J. PERKINS                         LEONARD VAN RYN
Chief, Utility Accounting and Finance        Assistant Counsel
Office of Accounting and Finance             Office of General Counsel



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